Filed by Intersil Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule

14a-12 of the Securities Exchange Act of 1934.

Subject Company: Xicor, Inc.

Commission File Number: 333-113027

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based on Intersil Corporation’s (“Intersil”) and Xicor, Inc.’s (“Xicor”) current expectations, estimates, beliefs, assumptions, and projections about Intersil’s and Xicor’s business and industry. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and variations of these words or similar expressions, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could vary materially and adversely from those expressed in any forward-looking statements as a result of various risk factors.

Important risk factors that may cause such material differences for Intersil and Xicor in connection with Intersil’s acquisition of Xicor include, but are not limited to: the risks inherent in acquisitions (including integration issues: costs and unanticipated expenditures; changing relationships with customers, suppliers, and strategic partners; potential contractual, employment and intellectual property issues; risks of not securing regulatory approvals; accounting treatment and charges; and the risks that the acquisition cannot be completed successfully, or that the anticipated benefits of the acquisition are not realized); the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products; silicon wafer pricing and the availability and quality of foundry and assembly capacity and raw materials; the effectiveness of Intersil’s and Xicor’s expense and product cost control and reduction efforts; intellectual property disputes, customer indemnification claims, and other litigation risks; Intersil’s and Xicor’s ability to develop, market and transition to volume production new products and technologies in a timely manner; failure of the stockholders of Xicor to approve the merger; and other economic, business, competitive and/or regulatory factors affecting the businesses of Intersil and Xicor generally. Intersil’s recent Annual Reports on Form 10-K, and other Intersil and Xicor filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s Web site at <www.sec.gov>) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Intersil and Xicor undertake no obligation to update or revise these forward-looking statements.

ADDITIONAL INFORMATION

In connection with the proposed merger, Xicor will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS OF XICOR ARE ADVISED TO READ XICOR’S PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders of Xicor may obtain a free copy of Xicor’s proxy statement/prospectus and other documents filed by Intersil or Xicor at the SEC’s Web site at <http://www.sec.gov>. Xicor’s proxy statement/prospectus and such other documents may also be obtained for free from Intersil or from Xicor, as applicable, by directing such request to Intersil Corporation, General Counsel, 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618, Telephone: (949) 341-7062; or to Xicor, Inc., Attention: Corporate Secretary, 933 Murphy Ranch Road, Bldg. 4, Milpitas, CA 95035, Telephone: (408) 432-8888.

Intersil Corporation

March 2004

Intersil Acquires Xicor

• Definitive agreement signed

• Acquisition expected to be finalized by end of Q2

• Xicor President and CEO Lou DiNardo to become Intersil’s Executive Vice President of Standard Linear Products

• The acquisition of Xicor’s analog expertise and outstanding standard analog portfolio greatly strengthens and diversifies Intersil’s position in the general purpose standard analog market

• The combined companies will result in a very powerful value proposition to customers, investors and employees

About Xicor

• Headquartered in Milpitas, CA

– Offices in San Diego, Whitney, U.K., Putzbrunn, Germany and Hong Kong

• 2003 revenues of $41M

– Analog and mixed signal revenue grew 30% over 2002

• 126 employees worldwide

• Product portfolio includes general purpose standard analog, mixed signal and non-volatile memory products

Combined Vision

• Focused on high growth analog markets

• Leverage high performance analog expertise and customer synergies

Growth Engines

• Xicor leadership in digitally controlled potentiometers and system management products coupled with growth engines in display ICs, real time clocks, voltage references, and power sequencing

– Xicor EEPROM technology can be added to many high performance analog functions

• Intersil leadership in optical storage, flat panel displays, DSL, power management and op amps

Strategic Rationale

• Significantly expands portfolio of high growth, standard analog products

• Adds new high performance analog growth engines with attractive gross margins

• Leverages revenue and cost synergies

• Enhances strategic importance to customers

• Deepens management team

• The combined company will have a highly profitable operating model that generates significant cash

Priorities Going Forward

• Anticipate Hart-Scott-Rodino approval within the next 60 days

• Anticipate completion of the acquisition within the next 60-90 days

• Integration teams will be formed on both sides

• Will communicate updates to everyone on a regular basis

Summary

• Intersil and Xicor

– Adds new high performance analog growth engines with attractive gross margins

– Leverages revenue and cost synergies

– Enhances strategic importance to customers

– Deepens management team

Intersil is Now Better Positioned to Outperform the Analog Market